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June 24, 2010

VIA EDGAR

Sasha Parikh, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street NE
Washington, DC  20549

Re:	Avanyx Therapeutics Inc.
Registration Statement on Form S-1
Filed February 8, 2010
File No. 333-164785

Dear Ms. Parikh:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Avanyx Therapeutics Inc. (“Avanyx” or the “Company”) dated March 8, 2010 with respect to the above-referenced filing (the “S-1” or the “Registration Statement”).

For your convenience, we have included the Staff’s comment in italics before the Company’s response.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1.  Please note that where we provide examples to illustrate  what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Sasha Parikh
June 24, 2010

1.           We have revised Amendment No. 1 to the Registration Statement filed concurrently with this letter (“Amendment No. 1”) as appropriate in response to the Staff’s comments.

Staff Comment 2.  Please update your financial information and related disclosures to include the year ended December 31, 2009 as required by Rule 8-08 of Regulation S-X.

2.           We have updated the Company’s financial information and related disclosures in Amendment No. 1 to include the year ended December 31, 2009.  We have further provided financial information for the quarter ended March 31, 2010.

Staff Comment 3.  Throughout the filing, please revise your references to your management team, executive officers and employees to clarify that you only have one officer. Also, please clarify whether you have any current plans to hire any additional officers or employees.

3.           We have revised the references in Amendment No. 1 to indicate that there is currently only one officer and to elaborate on the Company’s plans with respect to hiring additional officers or employees.

Staff Comment 4.  Please provide the disclosure required by Item 506 of Regulation S-K (Dilution) and Item 508 of Regulation S-K (Plan of Distribution).

4.           We have added sections titled “Dilution of the Price You Pay for Your Shares” and “Plan of Distribution” on pages 37 and 35 respectively of Amendment No. 1.

Prospectus Summary, page 1
Overview, page 1

Staff Comment 5.  Please disclose that you have not conducted any clinical trials or filed any applications with the FDA with respect to IPOXYN.

5.           We have added language on page 1 of Amendment No. 1 and elsewhere to indicate that the Company has not conducted any clinical trials or filed any applications with the FDA with respect to IPOXYN.

Staff Comment 6.  Please expand your disclosure in this section to state that your independent auditors expressed substantial doubt about your ability to continue as a going concern.

6.           We have added language on page 1 of Amendment No. 1 to indicate that the Company’s independent auditors expressed substantial doubt about the Company’s ability to continue as a going concern.

Staff Comment 7.  The Prospectus Summary section should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only on the positive attributes of the company. Please balance the current discussion in the Prospectus Summary section with a discussion of your challenges and risks, including a discussion of the fact that you have not yet received any revenues from your development stage operations nor otherwise engaged in any business operations, your product candidate is in the preclinical stage of development, the challenges to obtain FDA approval for your product candidate, and a summary of your risk factors. This new disclosure should be at least as prominent and detailed as your current discussion of the positive attributes of the company.

Sasha Parikh
June 24, 2010

7.           We have revised the “Prospectus Summary” section on page 1 of Amendment No. 1 to provide further disclosure with respect to the challenges and risks facing the Company’s business.

Staff Comment 8.  To the extent that IPOXYN for veterinary applications requires testing and approval in the jurisdictions where you hope you will market the product, please briefly describe in the Summary section those approval requirements.

8.           We have added language on page 1 of Amendment No. 1 setting for the approval requirements for veterinary use of IPOXYN in the Company’s projected markets.

Staff Comment 9.  Please disclose, if true, that without additional capital you will not be able to fund your operations, including the development of IPOXYN.

9.           We have added language on page 1 of Amendment No. 1 to disclose that the Company will require additional capital to fund its operations.

Risk Factors, page 4
We are dependent upon our officers for management and direction . . ., page 6

Staff Comment 10.  It appears that Dr. Platt is your only officer.  Please revise this risk factor to identify Dr. Platt and to clarify that he is your only officer.  Please also disclose that you have no employment agreement with Dr. Platt.

10.           We have revised the disclosure on page 7 of Amendment No. 1 to provide the information requested.

Our competitive position on protection of our intellectual property, page 9

Staff Comment 11.  Please clarify that your intellectual property was invented and/or developed by your CEO.

11.           We have revised the disclosure on page 11 of Amendment No. 1 to indicate that the Company’s intellectual property was invented and/or developed by its CEO.

Sasha Parikh
June 24, 2010

Staff Comment 12.  Please clarify the language in the last paragraph of this risk factor since it does not appear that you currently have consultants or scientific and technical employees.

12.           We have revised the language on the last paragraph of this risk factor on page 11 of Amendment No. 1 to indicate that the Company does not currently have consultants or scientific and technical employees but anticipates that it would require assignment of invention agreements were such persons engaged by the Company.

Our insurance coverage may not be adequate in all circumstances, page 10

Staff Comment 13.  This risk factor is very similar to the one appearing on page 7 under the heading:  “We are exposed to product liability, pre-clinical and clinical liability risks . . .”  Please consider combining the two risk factors.

13.           We have consolidated this risk factor with the product liability risk factor on page 8 of Amendment No. 1.

Special Note Forward-Looking Statements, page 13

Staff Comment 14.   Please delete the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act or, in the alternative, clarify that your forward-looking statements are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995.

14.           We have deleted the references to the Securities Act and Exchange Act on page 14 of Amendment No. 1.

Use of Proceeds, page 14

Staff Comment 15.  You state that you intend to use the proceeds from this offering for general corporate purposes and working capital. If the proceeds of this offering will not be used to advance your product candidate, please clearly state that fact. Otherwise, please state how you intend to advance product development with the funds received from this offering.

15.           We have revised the “Use of Proceeds” section on page 16 of Amendment No. 1 to clarify that the proceeds of the offering will be used to advance IPOXYN™.

Security Ownership of Certain Beneficial Owners and Management, page 17

Staff Comment 16.  Please disclose the names of the natural persons that have voting and investment power over the shares owned by Offer Binder.

16.           Offer Binder is a natural person and accordingly this disclosure is not required.

Description of Business. page 18
Business Operations, page 18

Sasha Parikh
June 24, 2010

Staff Comment 17.  You state that you have “unrestricted access to both sufficient raw materials at commodity pricing and processing facilities to produce sufficient IPOXYN™ to complete pre-clinical pharmacokinetic, safety and efficacy studies in support of an investigative new drug (“IND”) filing in the United States and Europe in 2011.”  On page 21, however, you state that you currently have no agreement for access to a pilot-scale manufacturing facility for IPOXYN. Please revise or expand your disclosure to resolve the apparent discrepancy.

17.           We have revised the disclosure on page 21 of Amendment No. 1 to clarify the general availability of the main raw material for IPOXYN, processed cattle blood, and of facilities to process the blood. The disclosure cited on page 25 is correct in that the Company does not currently have an agreement with a manufacturing facility.

Staff Comment 18.  Please identify the “acute and late stage diseases that, [you] believe, have a great unmet medical need.” Please also describe the basis for your belief that these diseases have a great unmet medical need.

18.           We have revised the disclosure on page 20 of Amendment No. 1 to identify the diseases that have an unmet medical need and the basis for the Company’s belief that there is such an unmet need.

Staff Comment 19.  Please describe and quantify the nature of the “potentially lucrative market” for veterinary applications of IPOXYN.

19.           We have revised the disclosure on page 20 of Amendment No. 1 to describe and quantify the nature of the “potentially lucrative market” for veterinary applications of IPOXYN.

Scientific Overview — Hypoxia, page 18

Staff Comment 20.  Please explain what you mean by the statement that diseases like HIV and hepatitis have “infected the blood supply.”

20.           We have revised the disclosure on page 20 of Amendment No. 1 to clarify that such diseases may infected the blood supply in various countries.

IPOXYN, page 19

Staff Comment 21.  Please revise your disclosure in this section specifically, and throughout the registration statement in general, to clarify that your product has not undergone clinical testing and is not ready for commercialization. Statements such as “IPOXYN (class) is a user-ready intravenous solution that can reverse an inadequate supply of oxygen” and “IPOXYN can accomplish the same result without the limitations of compatibility, availability, and short shelf-life, volume, logistical problems and the extreme fragility limitations of RBCs” do not appear to be appropriate considering the fact that you have not conducted safety and efficacy studies.

Sasha Parikh
June 24, 2010

21.           We have revised the disclosure on page 22 of Amendment No. 1 and elsewhere where appropriate to clarify that the Company has to date conducted tests on animals and that it expects that tests on humans will achieve similar results. We have further revised the disclosure to make it clear that there has been no testing of IPOXYN on humans at this point.

Staff Comment 22.  Please explain what you mean by the sentence: “Hypoxia promotes resistance to conventional treatments, as well as treatments for other diseases.”

22.           Hypoxia is a condition when biological cells lack oxygen supply to support metabolic function.  When the cells do not function properly, the body’s natural healing functions do not operate as well, and the cells do not effectively process treatments for diseases. For example, most chemotherapy drugs rely on rapid cell division which requires normal oxygenation of cells.  In hypoxic conditions cells divide very slowly and therefore resist many forms of chemotherapy.  We have revised the disclosure on page 22 of Amendment No. 1 to clarify this point.

Staff Comment 23.  Please expand to explain why in the cases you describe “IPOXYN as a rechargeable soluble oxygen delivery agent [that]  may not be restrained whereas well-oxygenated RBCs may be prevented from flow and delivery of oxygen.”

23.           We have revised the disclosure on page 22 of Amendment No. 1 to clarify that IPOXYN molecules are smaller than red blood cells (“RBCs”) and thus are able to carry oxygen through the constricted blood vessels that may be too small to allow for adequate passage of RBCs.

Staff Comment 24.  Please expand to describe how IPOXYN would be used in veterinary applications.

24.           We have revised the disclosure on page 22 of Amendment No. 1 to clarify that  IPOXYN would be used in veterinary applications as an oxygen delivery agent and blood substitute for blood loss during surgery.

Status of Development of IPOXYN, page 19

Staff Comment 25.  Please expand your disclosure to briefly summarize the preclinical studies that you have conducted to date, if any.

25.           We have revised the disclosure on page 22 of Amendment No. 1 to indicate that the Company has not conducted preclinical studies of IPOXYN to date.

Competitive Products, page 20

Staff Comment 26.  Since your product has not undergone clinical trials, please clarify that the advantages described on page 20 are based on your belief, rather than testing, or, on the alternative, describe the nature of the tests that support your conclusions.

Sasha Parikh
June 24, 2010

26.           We have revised the disclosure on page 24 of Amendment No. 1 to clarify that the advantages are based on belief and the results of preliminary tests of bio-similar products.

Marketing, page 21

Staff Comment 27.  You state that you believe IPOXYN is a “safe and effective” intervention for reversing acute hypoxia. Since preclinical safety and efficacy studies have not yet been conducted, the use of the words safe and effective does not seem appropriate. Please revise or clarify the basis for that statement.

27.           We have revised the disclosure on page 24 of Amendment No. 1 to indicate that such belief is based on preliminary tests of a bio-similar material with animals and to further disclose that results with humans may vary.

Staff Comment 28.  You state that third parties have conducted animal tests that suggest intervention with IPOXYN significantly improved survival in induced canine anemia models. To the extent available, please quantify the data that led to the conclusion that IPOXYN “significantly improved” survival rates. Please also expand your description of these animal tests to describe your relationship with these third parties and, to the extent material, any contractual agreements you have with such third parties.

28.           We have revised the disclosure on page 25 of Amendment No. 1 to provide additional data with respect to the improved survival rates and the fact that the Company has no arrangements or agreements with the third parties who conducted such testing.

Employees, page 21

Staff Comment 29.  Please quantify the total number of employees you have, Please also disclose the total number of full-time employees.

29.           We have revised the disclosure on page 25 of Amendment No. 1 to clarify that the Company currently has no employees other than Dr. Platt.

Pat Trademarks and Licenses, page 22

Staff Comment 30.  Please state the expiration date of your patents.

30.           We have revised the disclosure on page 26 of Amendment No. 1 to add the expiration date of the patents.

Certain Relationships and Related Transactions, page 27

Staff Comment 31.  Please file as exhibits the assignments of the issued patent, provisional patent and two trademarks executed by your CEO on December 10, 2009.

31.           We have filed the assignment of the above-described intellectual property as Exhibit 10.1 to Amendment No. 1.

Sasha Parikh
June 24, 2010

Staff Comment 32.  To the extent you entered in agreements with your CEO relating to the advancement of funds, including notes receivables, please file those agreements as exhibits to your filing.

32.           We have filed the arrangements with the CEO with respect to advancement of funds as Exhibit 10.3 to Amendment No. 1.

Director Executive Compensation, page 27

Staff Comment 33.  Please revise your summary compensation table to reflect for your CEO under the column “All other compensation” and “Total” the value of the grant of 8,000,000 shares.

33.           We have not revised the summary compensation table on page 32 of Amendment No. 1 to reflect the grant of the 8,000,000 shares because we believe that the shares were transferred in exchange for the CEO’s intellectual property and thus were not compensatory in nature.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment 34.  The report of Caturano and Company, P.C. states that the audit was conducted in accordance with the “auditing standards” of the PCAOB, as opposed to “the standards” of the PCAOB. Please have Caturano and Company tell us how their report complies with paragraph 3 of PCAOB Auditing Standard No. 1. Based on the language used in the report, it is unclear whether the audit was conducted in accordance with the related professional practice standards of the PCAOB. Otherwise, please provide us with a revised report that complies with paragraph 3.

34.           We have filed a revised report on page F-10 of Amendment No. 1 to clarify that the audit was conducted in accordance with the related professional practice standards of the PCAOB.

Notes Financial Statements
3.  Stockholders’ Equity
Common Stock, page F-8

Staff Comment 35.  You disclose that “eight million shares were issued to the Company’s Chief Executive Officer (CEO), Chairman of the Board of Directors and co-founder, in exchange for a patent, a provisional patent and know-how fair valued et $2,200,000 or approximately $0.28 per share.” Please explain to us your basis under GAAP for recording the patent) provisional patent and know-how at fair value rather than at the CEO’s historical cost. Refer to the guidance in SAB Topic 5:G.

35.           In determining the appropriate amount to be attributed to the shares issued to the Company’s Chief Executive Officer, Chairman of the Board of Directors and co-founder (“CEO”) in exchange for the patent, provisional patent and know-how, the Company first looked to determine the historical cost of these items.  In doing so, the Company noted that as these costs were incurred by an individual, over the course of his career and study of carbohydrate chemistry. As a result, there was not adequate record keeping to support the historical cost of the nonmonetary assets referenced above.  Due to the significance of the assets contributed to the Company by the CEO and the corresponding value of the shares issued to the CEO, management did not believe that it would be appropriate to record the issuance of the shares at zero cost to the Company.  As such, the Company believed that making a good faith effort to fair value the contribution of the intangibles by the CEO to the Company was the most appropriate approach to recording the intangibles and the issuance of shares.  Further, in conjunction with the shares issued to the CEO, shares were issued to the co-founder (as noted in Comment 36 and our response below).  In accordance with ASC 505-50-30, the Company determined that the fair value of equity was the more reliable measure than the fair value of the services rendered.  Given this fact pattern, the Company felt that the per share value should be consistent in each case.   Because of the subjective nature of arriving at the fair value of these intangibles, we have provided a thorough description of how the fair value of the intangibles was developed in the “Management Discussion and Analysis - Overview” section of Amendment No. 1 on pages 28 and 29.

Sasha Parikh
June 24, 2010

Staff Comment 36.  Further, it appears the stock issued to the co-founder for management advisory services should have been recorded at the fair value of the services since the fair value of the services received seems to be more reliably measurable than the fair value of the common stock issued, Please tell us the nature of the management advisory services provided during the period from August 24, 2009 (date of inception) to September 30, 2009 and the period services are be provided under the agreement with the co-founder, Explain to us how your accounting for stock issued for services complies with FASB ASC 505-50-30.

36.           The co-founder serves as a CEO coach and advisor to the CEO on matters including:

1.	Corporate culture.
2.	Ways to approach specific management issues when such issues occur.
3.	Assisting the CEO in developing a framework for addressing management matters.

We estimate that very little time was spent on these matters during the period August 24, 2009 through September 30, 2009.  The extent to which such services will be provided subsequent to September 30, 2009 is unclear.  There is no formal agreement or required commitment to provide such services.

ASC  505-50-30 states that shares issued to non-employees should be measured at the fair value of the consideration received or the equity instrument issued whichever is more reliably measurable.  Because there is no contract, commitment or requirement to provide services and no information exists related to the amount of services provided, the Company believed that assigning incremental value to these shares was not appropriate.  As such, the Company determined that the fair value of the equity instruments was the more reliable measure of the cost to the Company.

Sasha Parikh
June 24, 2010

The Company appreciates the Staff’s comments with respect to the Registration Statement.  Comments or questions regarding this letter may be directed to the undersigned at (617) 946-4856 or by fax to 617-946-4801 or to Mark Katzoff of our office at (617) 946-4887.

Very truly yours,

Seyfarth Shaw LLP

/s/ David E. Dryer
David E. Dryer, Esq.

MAK:mto

cc:	David H. Platt, Ph.D.
Mark A. Katzoff, Esq.